Exhibit 97.1

Clawback Policy of Mereo BioPharma Group plc

(the “Company”)

Introduction: The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy.

The Board has adopted this policy which requires the recovery of erroneously awarded compensation in order to satisfy the requirements of Nasdaq Stock Market LLC (“Nasdaq") Listing Rule 5608 (the “Listing Standards”) and to satisfy the requirements of Rule 10D-1 (“Rule 10D-1”), as adopted by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (this “Policy”).

Administration: This Policy shall be administered by the Board or, if so designated by the Board, the Remuneration Committee of the Board (the “Remuneration Committee”), in which case references herein to the Board shall be deemed references to the Remuneration Committee. Any determinations made by the Board in respect of this Policy shall be final and binding. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy.

It is intended that the Policy be interpreted in a manner that is consistent with the requirements of the Listing Standards and Rule 10D-1.

Definitions: For purposes of this Policy, the following terms shall have the meanings set forth below:

“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Applicable Period” shall mean the three completed fiscal years prior to the earlier of (a) the date the Board, a Board committee, or officer(s) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition to the last three completed fiscal years described in the preceding sentence, the Applicable Period includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided, however, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year for purposes of the Applicable Period.

“Covered Executive(s)” shall mean the Company’s current and former “officers” as determined by the Board, in accordance with the Listing Standards and Rule 10D-1 and the definition of “executive officer” as defined in Rule 10D-1(d).

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation received by a Covered Executive that exceeds the amount of Incentive Compensation that

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otherwise would have been received had it been determined based on the restated financial statements.

“Financial Reporting Measure(s)” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including any measure based in whole or in part on the Company’s share price or total shareholder return. For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the SEC to constitute a Financial Reporting Measure.

“Incentive Compensation” shall mean any compensation awarded to a Covered Executive that is granted, earned, or vested based wholly or in part upon attainment of a Financial Reporting Measure (as defined herein). Incentive Compensation is deemed to be “received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.

Recoupment; Accounting Restatement: In the event that the Company is required to prepare an Accounting Restatement, the Board must recover Incentive Compensation if: (a) the Incentive Compensation was received by the recipient after he or she began service as a Covered Executive, (b) the recipient served as a Covered Executive at any time during the performance period for the Incentive Compensation, and (c) the Incentive Compensation was received (or would have been settled in the absence of an elective deferral of payment by the individual) during, or in respect of, the Applicable Period and that was received (or would have been settled in the absence of an elective deferral of payment by the individual) during the period while the Company has a class of securities listed on a national securities exchange or a national securities association.

The amount of Incentive Compensation recovered under this Policy shall be the Erroneously Awarded Compensation. The Board will take actions necessary to recover the Erroneously Awarded Compensation reasonably promptly following an Accounting Restatement. Where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive Compensation was granted, earned, or vested. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq. The amount of the Erroneously Awarded Compensation shall not be reduced, based on, or otherwise calculated with regard to, any taxes paid by the Covered Executive with respect to such amounts.

Method of Recoupment: The Board will determine, in its sole discretion, the method for recouping Erroneously Awarded Compensation hereunder which may include, without limitation: (a) requiring reimbursement of cash Erroneously Awarded Compensation previously paid to the Covered Executive; (b) seeking recovery of any gain realized by the Covered Executive on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards that constituted Erroneously Awarded Compensation; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards held by the Covered Executive or (e) taking any other remedial and recovery action permitted by applicable law.

Impracticability: The Company shall recover any Erroneously Awarded Compensation unless the conditions set forth in clauses (a), (b) or (c) of the following sentence are met and such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 and the Listing Standards. No recovery shall be required if: (a) the direct expense paid to a third party to assist in enforcing this Policy

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would exceed the amount to be recovered; provided that before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (a), the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s), and provide such documentation to Nasdaq; (b) recovery would violate the laws of England or Wales that were adopted prior to November 28, 2022; provided that before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (b), the Company shall obtain an opinion of English counsel, acceptable to Nasdaq, that recovery would result in such violation, and provide such opinion to Nasdaq; or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or a subsidiary, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code.

Effective Date: This Policy first became effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive Compensation that is received by a Covered Executive on or after October 2, 2023, even if such Incentive Compensation was approved, awarded or granted to the Covered Executive prior to October 2, 2023. For clarity, subsequent adoptions by the Board of any version of this Policy shall not change the Effective Date of this Policy unless such version expressly amends the Effective Date.

Amendment; Termination: The Board may amend or terminate this Policy at any time, provided that, the Company shall maintain a policy requiring recoupment of Erroneously Awarded Compensation that complies with applicable U.S. federal securities laws and regulations, including Rule 10D-1, and the Listing Standards, as each may be amended from time to time.

Other Recoupment Rights: Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company. For the avoidance of doubt, duplicate recovery under any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company is not required.

Indemnification Prohibition: The Company shall not be permitted to indemnify any Covered Executive (including through the payment of insurance premiums or gross-up payments) against (i) the loss of any Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

Acknowledgment: Each Covered Executive shall sign and return to the Company, within 30 calendar days following the later of (a) the Effective Date of this Policy set forth above or (b) the date the individual becomes a Covered Executive, the Acknowledgement Form attached hereto as Appendix A, pursuant to which the Covered Executive agrees to be bound by, and to comply with, the terms and conditions of this Policy.

Successors: This Policy shall be binding and enforceable against all Covered Executives and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

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Appendix A

Acknowledgement

[Date]

[Covered Executive name

Address]

Dear [Covered Executive name]:

Please sign and return to me this letter acknowledging that you have received a copy of the Mereo BioPharma Group plc Clawback Policy (the “Policy”) and that you agree to its application to you as a Covered Executive. Your receipt of grants of equity or incentive compensation on or after the effective date of the Policy is conditioned on your agreeing to the terms of the Policy.

By signing this letter, you agree that the Policy, as it may be amended from time to time, applies to your Incentive Compensation (as defined in the Policy), regardless of whether it is granted on, before, or after the date on which this Policy was adopted by the Company or the date that you sign this letter. Additionally, you agree and acknowledge that the Policy supersedes any prior contract, agreement, and understanding, written or oral, between you and the Company with respect to the subject matter of this Policy and that, in the event any contract, agreement or understanding with you is inconsistent with the Policy, the terms of the Policy shall govern.

You also agree and acknowledge that the Incentive Compensation subject to the Policy are voluntary programs, that you have chosen to accept such Incentive Compensation understanding that such Incentive Compensation are subject to forfeiture and recoupment as set forth in the Policy, and that you specifically agree to such forfeiture and recoupment. If you do not wish to accept any future Incentive Compensation subject to the Policy or to otherwise agree to the terms of the Policy, you must notify to the General Counsel by email to legal@mereobiopharma.com within 10 days after receiving notice of a grant of Incentive Compensation that you are rejecting such grant.

If you have any questions about the Policy, please contact me.

Very truly yours,

[Company representative name]

[Title]

Acknowledged and agreed:

[Covered Executive name]

Date:

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